TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold Completes US$299 Million Bought Deal Financing

April 26, 2024 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) (the "Company") is pleased to announce the closing of its "bought deal" public offering of 56,419,000 common shares of the Company (the "Common Shares"), including 7,359,000 Common Shares issued pursuant to the full exercise of the Underwriters' (as defined below) over-allotment option, at a price of US$5.30 per Common Share for aggregate gross proceeds of US$299,020,700 (the "Offering"). The Offering, announced on April 23, 2024, was conducted by a syndicate of underwriters led by BMO Capital Markets, National Bank Financial Inc. and Scotiabank as joint bookrunners (the "Lead Underwriters") and including ING Bank N.V., CIBC World Markets Inc., Merrill Lynch Canada Inc., Desjardins Securities Inc., RBC Dominion Securities Inc., TD Securities Inc., Canaccord Genuity Corp., Cormark Securities Inc. and Haywood Securities Inc. (together with the Lead Underwriters, the "Underwriters").

The Company intends to use the net proceeds of the Offering to fund a portion of the cash consideration to acquire the remaining 40% of the Greenstone Mine, as announced on April 23, 2024, and for general working capital and corporate purposes, including repayment of certain indebtedness.

Equinox Gold Contacts

Greg Smith, President & CEO

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

About Equinox Gold

Equinox Gold is a growth-focused Canadian mining company with seven operating gold mines, commissioning underway at a new mine, and a plan to achieve more than one million ounces of annual gold production by advancing a pipeline of expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX.

Cautionary Notes

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements and forward-looking information in this news release relate to, among other things: the intended use of net proceeds from the Offering; the Company's ability to successfully consolidate ownership of the Greenstone Mine ("Transaction"); the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operating performance; and the Company's ability to successfully advance its growth and development projects. Forward-looking statements or information generally identified by the use of the words "will", "advancing", "plan", "expect", "achieve", "strategy", "intends" and similar expressions and phrases or statements that certain actions, events or results "could", "would" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements as the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include, but are not limited to: the proposed benefits of the Transaction to the Company's business, financial condition, cash flows and results of operations and to its shareholders being attained, including with respect to life of mine, production, cash flow, EBITDA and cash costs estimates, and with respect to exploration and growth opportunities; the receipt of TSX and NYSE American approval relating to the Transaction; the completion and closing of a term loan in connection with the Transaction ("Term Loan"); the use of funds available pursuant to the Term Loan; the anticipated costs of the Transaction; commissioning at Greenstone being completed and performed in accordance with current expectations, including estimated capital costs remaining as expected; availability of funds for the Company's projects and future cash requirements; Equinox Gold's ability to achieve the production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; no labour-related disruptions and no unplanned delays or interruptions in scheduled commissioning, construction, development and production, including by blockade; the expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries remaining consistent with mine plans; all necessary permits, licenses and regulatory approvals are received in a timely manner; successful relationships between the Company and its joint venture partner and between the Company and its indigenous partners at Greenstone; and the Company's ability to comply with environmental, health and safety laws. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental risks, geotechnical failures, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous partners; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining; increased competition in the mining industry; and those factors identified in the section titled "Risks and Uncertainties" in Equinox Gold's Management's Discussion & Analysis dated February 21, 2024 for the year ended December 31, 2023, and in the section titled "Risks Related to the Business" in Equinox Gold's most recently filed Annual Information Form, both of which are available on the System for Electronic Document Analysis and Retrieval at www.sedarplus.ca and on the SEC's Electronic Data Gathering, Analysis and Retrieval system at www.sec.gov. Forward-looking statements and information are designed to help readers understand management's views with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that Equinox Gold will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.